Exhibit 99.1

Mega Matrix Inc. Announces Reinstatement of Ethereum staking Business and Appointment of New Executive Director

Singapore, July 2, 2025 – Mega Matrix Inc. (NYSE American: MPU) today announced two strategic initiatives: the reinstatement of its Ethereum staking business as part of a broader Web3-focused strategy, and the appointment of Mr. Yaman Demir as Executive Director to leverage his expertise in digital assets.

Business Strategy Update

As previously disclosed, the Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as treasury reserve assets. In light of recent regulatory clarity, the Board decided to restart of its Ethereum (“ETH”) staking business. The Company had originally launched ETH staking in 2022 but suspended operations in 2024 due to regulatory uncertainty. During its prior operations, the Company developed substantial expertise and operational experience in ETH staking. By reinstating its solo staking business, the Company intends to earn staking rewards that can be reinvested into ETH or used for general corporate purposes, thereby enhancing long-term shareholder value.

Under the updated strategy, the Company will conduct solo staking exclusively through third-party certified, institutional-grade providers such as Coinbase. All ETH assets will be safeguarded with established custodians, including Coinbase Custodian and Cactus Wallet. As of July 2, 2025, the Company has purchased 40 ETH with the price of $2,462 per ETH.

These initiatives underscore the Company’s dedication to fortifying its financial foundation and judiciously extending into adjacent sectors. The Company remains poised to build upon this momentum—continually refining its approach as the digital-asset landscape evolves—to deliver consistent, long-term value to shareholders.

Appointment of Mr. Yaman Demir

On June 27, 2025, the Board appointed Mr. Yaman Demir as an executive director to the Board of Directors to the Company.

Mr. Yaman Demir is a seasoned digital asset investor with a proven track record of successful exits across 20+ crypto projects. His investment portfolio spans key sectors including DeFi, NFT infrastructure, Layer1 network and stable coins.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to obtain additional financing in the future to fund capital expenditures and our Bitcoin/Ethereum treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in Bitcoin and/or Ethereum, including Bitcoin’s and Ethereum’s volatility; and risk of implementing a new treasury strategy. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU

Facebook:	facebook.com/megamatrixmpu

LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io

SOURCE: Mega Matrix Inc.